Exhibit 4.4B
Negative Pledge Agreement
     This Negative Pledge Agreement is made as of March 29, 2005, by and between Fluidigm Corporation (“Borrower”) and Lighthouse Capital Partners V, L.P. (“Lender”).
In consideration of the Loan and Security Agreement between the parties of proximate date herewith (the “Loan Agreement”), Borrower agrees as follows:
Except as otherwise permitted in the Loan Agreement, Borrower shall not sell, transfer, assign, mortgage, pledge, lease, grant a security interest in, or encumber any of Borrower’s owned intellectual property, including, without limitation, the following:
(a) Any and all copyright rights, copyright applications, copyright registration and like protection in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held (collectively, the “Copyrights”);
(b) Any and all trade secrets, and any and all intellectual property rights in computer software and computer software products now or hereafter existing, created, acquired or held;
(c) Any and all design rights which may be available to Borrower now or hereafter existing, created, acquired or held;
(d) All patents, patent applications and like protections, including, without limitation, improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same, including, without limitation, the patents and patent applications (collectively, the “Patents”);
(e) Any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks (collectively, the “Trademarks”);
(f) Any and all claims for damages by way of past, present and future infringements of any of the rights included above, with the right, but not the obligation, to sue for an collect such damages for said use or infringement of the intellectual property rights identified above;
(g) Any and all licenses or other rights to use any of the Copyrights, Patents or Trademarks and all license fees and royalties arising from such use to the extent permitted by such license or rights
(h) Any and all amendments, extensions, renewals and extensions of any of the Copyrights, Patents or Trademarks; and
(i) Any and all proceeds and products of the foregoing, including, without limitation, all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.
It shall be an Event of Default under the Loan Agreement if there is a breach of any term of this Negative Pledge Agreement. Borrower agrees to properly execute all documents reasonably required by Lender in order to fulfill the intent and purposes hereof.

Fluidigm Corporation		Lighthouse Capital Partners V, L.P.

By:	/s/ Gajus Worthington	By: Lighthouse Management Partners V,
L.L.C., its general partner
Name:	Gajus Worthington
		By:	/s/ Thomas Conneely

Title:	President & CEO
		Name:	Thomas Conneely

		Title:	Vice President

March 29, 2005
Lighthouse Capital Partners V, L.P.
500 Drakes Landing Road
Greenbrae, CA 94904
     Re: Management Rights
Ladies and Gentlemen:
     This letter will confirm our agreement that pursuant to and effective as of the date hereof Fluidigm Corporation (the “Company”) shall grant Lighthouse Capital Partners V, L.P. (the “Investor”) the following contractual management rights, in addition to any rights to non-public financial information, inspection rights, and other rights specifically provided to Investor under that certain Loan and Security Agreement of even date herewith (the “Loan Agreement”):
     1. If Investor is not represented on Company’s Board of Directors, Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans, and management will meet with Investor regularly during each year at the Company’s facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.
     2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company’s financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.
     3. If Investor is not represented on the Company’s Board of Directors, the Company shall, concurrently with delivery to the Board of Directors, give a representative of Investor copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the representative may be excluded from access to any material or meeting or portion thereof if the Board of Directors determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons. Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, such representative may address the Board with respect to Investor’s concerns regarding significant business issues facing the Company.
     Investor agrees that any confidential information provided to or learned by it in connection with it rights under this letter shall be subject to the confidentiality provisions set forth in that certain Investor’s Rights Agreement dated December 18, 2003.
Fluidigm Corporation
7100 Shoreline Court, South San Francisco, California 94080 tel: 650.266.6000 fax: 650.871.7152 www.fluidigm.com

The rights described herein shall terminate and be of no further force or effect upon (a) such time as both (i) the Loan Agreement has been terminated following the repayment by the Company of all amounts owed to Investor under the Loan Agreement and (ii) neither the Investor nor any of its affiliates holds any shares of the Company’s capital stock or warrants to purchase shares of the Company’s capital stock; (b) the consummation of the sale of the Company’s securities pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended, in connection with the firm commitment underwritten offering of its securities to the general public or (c) the consummation of a merger or consolidation of the Company that is effected (i) for independent business reasons unrelated to extinguishing such rights and (ii) for purposes other the (A) the reincorporation of the Company in a different state or (B) the formation of a holding company that will be owned exclusively by the Company’s stockholders and will hold all of the outstanding shares of capital stock of the Company’s successor. The confidentiality obligations referenced here will survive any such termination.

Very truly yours,		Agreed and Accepted:

FLUIDIGM CORPORATION		LIGHTHOUSE CAPITAL PARTNERS V, L.P.

		BY:	Lighthouse Management Partners V,
L.L.C., its general partner

By:	/s/ Gajus Worthington	By:	/s/ Thomas Conneely

Name:	Gajus Worthington	Name:	Thomas Conneely

Title:	President & CEO	Title:	Vice President

Fluidigm Corporation
7100 Shoreline Court, South San Francisco, California 94080 tel: 650.266.6000 fax: 650.871.7152 www.fluidigm.com